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                                                                       EXHIBIT 2

                  BECOMING PART OF THE HUGHES/DIRECTV FAMILY

                             TRANSITION NEWSLETTER
                          Issue 1 - January 18, 2001

This is the first installment of a newsletter you'll receive via e-mail updating you about the transition as Telocity joins the HUGHES/DIRECTV family. In this newsletter, we'll answer questions you have sent to the "DIRECTV Questions" email account at Telocity and we'll also provide as much information as possible about the transition.

As you know, HUGHES/DIRECTV issued a Q&A on December 21, 2000, and we are attaching that original Q&A again with this newsletter.

Look for a notice soon about our next All Hands Meeting that will be held in February. We'll be joined at this meeting by our colleagues at DIRECTV for an informative and exciting celebration of our accomplishments over the last three months since our last all hands meeting. And don't forget to listen in to our next Earnings Call on January 25/th/. This, too, will be a good opportunity for you to hear the latest update about Telocity and our fourth quarter results.

Feel free to submit new questions to us at the "DIRECTV Questions" e-mail box. We want to hear from you and we are all very excited about how this transition helps us realize the dream of Telocity.

Here are the responses to the questions that have been received to date:

  .  We have received numerous questions about the DIRECTV Satellite Dish
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     program. As you know, all part-time and full-time employees of Telocity are
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     now eligible to participate in the DIRECTV employee program which includes a complimentary DIRECTV system, professional installation and the TOTAL CHOICE Platinum programming. On January 15/th/ DIRECTV issued further details about the program and we distributed those details via e-mail. Hopefully this will answer your questions, but if after reading the materials and calling the 800 number you have continuing questions, please send e-mail to the "DIRECTV Questions" Telocity e-mail address.

  .  When will we be able to participate in the GM car purchase program? We will
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     be eligible to participate in this program after the HUGHES/DIRECTV transaction closes. As we have indicated, we hope to conclude this transaction in the 2/nd/ quarter of this year. The GM Vehicle Purchase Program enables employees and family members to receive discounts on
     General Motor's cars and trucks. They can buy up to four new GM vehicles per model year. HUGHES/DIRECTV offers several vehicle purchase options for ordering from the GM dealer, purchasing from a dealer's inventory, or purchasing company-owned vehicles. Further details will be provided about this program, as we get closer to the closing.
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     We will also be eligible to participate in the Hughes Credit Union - one of the largest credit unions in the U.S. The credit union provides personalized services and products including low rate auto loans, home loans and credit cards, no-fee checking accounts, IRAs, money market accounts, and much more. Further details will be provided about this program, as we get closer to the closing.

  .  What is going to happen to my Telocity stock options?  HUGHES/DIRECTV is
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     focused on determining the specifics of all matters related to employee benefits and compensation, including stock options and the details will be communicated just as soon as they are finalized. We understand this is an important question and HUGHES/DIRECTV is working hard to provide you with more information.

  .  HUGHES is offering $2.15 price per share for Telocity stock.  How do I sell
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     my Telocity stock?  A tender offer document is being prepared and will be
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     distributed to all shareholders of Telocity once it is completed. That document will provide all of the details about how to receive the $2.15 per share.

  .  What will happen to the Employee Stock Purchase Program?  All employees who
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     participated in the ESPP for the period that started on March 29, 2000 and concluded on October 31, 2000 own the shares they purchased and have an account that has been established for you at Paine Webber. These shares will be purchased for $2.15 per share when the transaction closes. For those of you who are enrolled in the current ESPP that began on November 1, 2000, we expect to conclude that program on March 15, 2001 and the shares that you are purchasing will be priced at the lower of (1) 85% of the price for Telocity stock on November 1, 2000 or (2) 85% of the price for Telocity stock on March 15, 2001. These shares will then be placed into an account established for you at Paine Webber and Hughes will purchase them for $2.15 per share when the transaction closes. Telocity stock will continue to trade on the NASDAQ until the HUGHES/DIRECTV transaction closes.

We would also like to use this first issue of the transition newsletter to highlight two of the questions/answers from the December 21, 2000 Q&A:

  .  Why does this make sense for Telocity's business?  This is an exciting and
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     logical step forward for Telocity, on its mission to become the leading provider of life-enhancing broadband services to the home. This partnership is testament to the soundness of Telocity's business model and will enable building upon strengths, such as:

     .  Serving the residential market
     .  Providing broadband services through multiple last mile technologies
     . Showing our customers that broadband services can enhance their lives - and it's more than just a fast Internet connection.
     .  Making broadband central to the home and not just a PC-related experience.
     .  Focusing on customer management, not just acquisition.
     . Delivering value-added services to enrich the customer relationship and create value.
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     .  Designing a state-of-the-art gateway that enables us to provide a vast array of services.

  .  How will Telocity complement DIRECTV's business?  DIRECTV is the nation's
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     leading direct broadcast satellite services company with almost 10 million customers. Telocity simplifies the broadband proposition by delivering lifestyle-enhancing services over a scalable services platform. There is a great deal of synergy between DIRECTV and Telocity - in terms of a national reach, focus on the residential market, and efforts to bring high-quality, value-added services to our customers. Merging our companies creates a highly complementary partnership that will create new market opportunities intended to allow us to:

     . Extend our reach significantly, by expanding our scope of delivery capabilities geographically and through service advancement.

     . Packaging the services enabled by our technology and leveraging the installed base to achieve higher revenue streams, reduce customer churn, and reduce customer acquisition costs.

A few other matters of interest:

     . We will have another All Hands Meeting as early as possible in February in order to handle our regular matters such as announcing the Q4 Spirit Winners and in order to share more information with you about this transaction. We have invited representatives from HUGHES/DIRECTV to participate in this meeting.

     . Our Earnings call is January 25/th/ and we hope you will join us to listen in by conference call as we have done in the past.

     . We are proceeding with our focal performance review process and all managers are to have reviews for their team to their division head no later than January 19/th/. We expect reviews to actually occur February 1/st/ through the 14/th/. Applicable merit increases will be in the February 15/th/ paycheck and will be retroactive to January 1/st/.

     . We are also proceeding with the Q3/Q4 Bonus - join us at the January 25th Q4 Earnings Call for more details!

     . The Commitment Bonus Program continues for those full-time employees who were here on October 2/nd/ and are here on March 31, 2001. These commitment bonuses will be paid on April 15/th/.

Please send any questions you may have about the HUGHES/DIRECTV transaction to the "DIRECTV questions" e-mail box at Telocity.

Thank you for your hard and for your dedication to Telocity. We look forward to updating you regularly about the transition and the new opportunities this partnership provides all of us at Telocity.